Filed by iSatori, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: iSatori, Inc.

Commission File No.: 1-11900

Date: July 16, 2015

FOR IMMEDIATE RELEASE

iSatori Announces New Feature Film and World Tour of CT Fletcher:

the Number One Sports Nutrition Industry Influencer and iSatori Spokesperson

CT Fletcher Stars in New Feature Film from the Producers of Generation Iron ("CT FLETCHER: MY MAGNIFICANT OBSESSION") and Travels the Globe with iSatori to Help Fitness Enthusiasts and Iron Addicts Find Their Inner Motivation to Transform Their Physiques

GOLDEN, CO--(July 16, 2015) -  iSatori, Inc. (OTCQB: IFIT), an emerging leader in the development and marketing of scientifically engineered nutritional supplements for healthier lifestyles, today announced iSatori spokesperson and world-wide fitness and weight-training influencer, CT Fletcher, will star in new feature film and continue his appearances around the globe to meet fans and Iron Addicts.

CT Fletcher, from Long Beach, California, started competitive powerlifting in 1983, becoming six-time world champion until he retired from competition in 1997. During that time, he also won the World Strict Curl Championship three times and the World Bench Press three times. Now at the seasoned age of 54, CT Fletcher has captured the fitness, weightlifting, and aspiring bodybuilders social media world by storm with his YouTube channel CT Fletcher Motivation.

His channels attract over 914,000 subscribers and massive amounts of traffic daily—his videos have been viewed more than 84-million times, with single video views surpassing 14 million views. With his nearly two million followers in social media outlets, CT is known as the “MASSter of motivation” as he accepts no excuses for not putting in the hard work and transforming your body.

"And if you haven’t heard of CT Fletcher, now is the perfect time to get blown away by his passion, hard work, and no-nonsense intensity,” said the Generation Iron producers of his new feature film: CT Fletcher: My Magnificent Obsession.  "For the first time ever, get an inside look at the hardships, pain, and struggles that helped CT rise up and find a master plan to transform his life and himself into a stronger lifter, father, and man. The film, hitting select theaters and video on demand on September 18, 2015, follows how CT's troubled upbringing and encounter with death have led him to push through all obstacles to achieve his dream of greatness."

CT Fletcher now works closely with iSatori (www.isatori.com) nutritional supplements company to support his fans, Iron Addicts, through hardcore motivation and training—together, changing lives around the world.

“CT Fletcher has such an enormous and vastly deep life story to tell, we are excited to see how his new feature film will transcend the fitness and bodybuilding community and touch the lives of anyone interested in making a positive change in his or her life,” commented Stephen Adele, CEO and founder of iSatori.

CT Fletcher is currently traveling the world with iSatori to inspire fans and has already traveled from Colorado to Columbus, Ohio, to Australia, throughout the United Kingdom, and throughout Texas. Future stops include Canada, Florida, and of course, the iSatori Booth at the upcoming Olympia Fitness and Performance Weekend in Las Vegas, Nevada, September 18 – 20,  where Generation Iron and iSatori will be teaming up to premier the new documentary film on September 17 at a private screening at the Orleans Hotel and Casino.

Mr. Adelé continues, "We knew from the beginning, when we signed our endorsement contract with CT, that we were very much in alignment with his philosophy to help individuals transform their bodies and lives, and we witness that alignment during every appearance he makes. It’s apparent through his interactions and humble words, CT cares deeply about his fans. While his methods may seem unconventional, CT is truly inspirational to millions of Iron Warriors and Iron Addicts, and we're thrilled to have him as such a visible part of the iSatori team!"

Mr. Fletcher added, "iSatori is providing an amazing opportunity to allow me to meet my fans from around the globe. While my passion is the Iron, I get even more satisfaction from seeing how others are inspired by my training and videos. I feel an obligation to my fans to keep pushing them! With iSatori's support, we're taking this industry by storm!"

To learn more about CT Fletcher:  http://www.isatori.com/135-Profile-CT-Fletcher.aspx

To see iSatori's CT Fletcher World Tour:  http://www.isatori.com/CT-Blog.aspx

To sign up to receive iSatori's (“IFIT”) most recent news and updates via email, please visit http://www.isatori.com/Email-Signup-C2041.aspx.

To learn more about Generation Iron: http://generationiron.com/

About iSatori, Inc.

iSatori is a consumer products firm that develops and sells nutritional products through online marketing, Fortune 500 retailers, and thousands of retail stores around the world. The Company is headquartered in Golden, Colorado, and its common stock trades on the OTCQB under the symbol "IFIT." More information about the Company is available at http://www.isatori.com.  iSatori continues to provide the solutions and tools weight trainers are searching for to help them build stronger, leaner, healthier bodies. From athlete appearances with CT Fletcher, Nick Wright, Jason "Big J" English, Humerus Fitness, Jerry Ward, and Siera Capesius, to inspirational and educational articles and videos in Real Solutions for Iron Warriors online magazine. iSatori thrives on true innovation and continues to launch new, research supported supplements, including its category creator, patent-pending Bio-Gro™ bio-active peptides, Pre-Gro™, and Hyper-Gro®, which are now available in several new delicious flavors in retailers around the world.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of iSatori, Inc. with FitLife Brands, Inc. (“FitLife”) or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information Has Been and Will Be Filed with the SEC

FitLife has filed with the SEC a registration statement on Form S-4 that includes a preliminary Proxy Statement of iSatori that also constitutes a preliminary prospectus of FitLife. The registration statement has not yet become effective. FitLife and iSatori plan to mail the definitive Proxy Statement/Prospectus to iSatori’s shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ISATORI, FITLIFE, THE TRANSACTION, AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed with the SEC by iSatori and FitLife through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed by iSatori with the SEC by contacting the Corporate Secretary at 15000 W. 6th Avenue, Golden, CO  80401 or by calling 303.215.9174, and will be able to obtain free copies of the definitive Proxy Statement/Prospectus and other documents filed by FitLife by contacting FitLife’s Chief Financial Officer at 4509 143rd Street, Suite 1., Omaha, NE 68137 or by calling 402.333.5260.

Participants in the Solicitation

iSatori and FitLife and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of iSatori in respect of the transaction described the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of iSatori in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Proxy Statement/Prospectus when it is filed with the SEC. Information regarding iSatori’s directors and executive officers is contained in iSatori’s Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC. Information regarding FitLifes’s directors and executive officers is contained in FitLife’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated May 4, 2015, which are filed with the SEC.

Forward-Looking Statements

Statements made in this news release relating to the Company's future sales, expenses, revenue, product developments, and all other statements except statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "potential," and similar terms and phrases to identify forward-looking statements in this press release. These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks and uncertainties, and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the timing and extent of changes in demand for the Company's products, the availability and price of ingredients necessary to manufacture such products, and the outcome of any current or future litigation regarding such products or similar products of competitors. Please see our Risk Factor disclosures included in our Registration Statement on Form S-1, as amended, initially filed with the Securities and Exchange Commission on April 30, 2013, and in subsequent filings with the Securities and Exchange Commission. All future written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this press release. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this press release.

Individual results will vary. Always consult a physician prior to starting any diet or exercise program. These statements have not been evaluated by the FDA. This product is not intended to diagnose, treat, cure, or prevent any disease.

Contacts

Self & Associates
Trudy M. Self
Investor Relations
909.336.5685
tmself@aol.com

iSatori, Inc.

Sue Mosebar

Corporate Communications

(303) 215-9174

pr@isatori.com